Exhibit 99.3

Semantix, Inc.
Consolidated Financial Statements
as of and for the year ended December 31, 2022

Independent auditor's report
To the Board of Directors and Shareholders
Semantix Inc.

Opinion
We have audited the accompanying consolidated financial statements of Semantix Inc. (the "Company") and its subsidiaries, which comprise the consolidated financial position as at December 31, 2022 and the consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semantix Inc. and its subsidiaries as at December 31, 2022, and their financial performance and their cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Semantix Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Capital reorganization "SPAC Merger" (Notes 1, 6 and 16)

In August, 2022, the Company and Alpha Capital Acquisition Company ("Alpha"), a special purpose acquisition company ("SPAC"), have consummated a merger transaction and the Company became a listed entity on the Nasdaq Global Market. For accounting purposes, Alpha was treated as the acquired company. This transaction was considered as a capital reorganization transaction ("SPAC merger") and accounted as a share-based payment transaction, since Alpha does not meet the definition of a business.
The structure and terms of the transaction were complex, particularly with respect to the earn-out, warrants and listing expense. Regarding the earn-out and warrants, their values are estimated from the fair value of the Company's shares, as disclosed in Note 6 and 16, respectively. Regarding the listing expense, its value is calculated from the difference of the fair value of the Company's shares issued to Alpha shareholders, including the fair value of the Alpha earn-out shares, and Alpha's identifiable net assets received in exchange, as disclosed in Note 6.
The accounting treatment of the SPAC merger involves relevant management estimates and judgments in fair value measurements, as well as the application of accounting standards, classification and presentation in the Company's financial statements.
Due to the above, we considered this matter as significant for our audit.

Our audit procedures included, among others, the reading of the main documents related to the SPAC Merger, assessment of the relevant corporate acts and discussion with management on the analysis and adequacy of applicable accounting standards.
With the assistance of our specialists, we evaluated the methodology and the reasonableness of the main assumptions used to measure the fair value of the shares and warrants and tested the logical and arithmetic consistencies of the fair value of the shares and warrants. We also reperformed the calculation of the listing expense and tested the accounting entries of SPAC Merger transaction.
We assessed whether the disclosures in the consolidated financial statements include relevant information.
According to our audit procedures performed, we consider that the methodology, judgments, and assumptions used for the account treatment of the SPAC Merger transaction are reasonable and disclosures are consistent with the data and information obtained.

Business combination (Notes 3.1 and 6)

On August 31, 2022, the Company acquired the control of Zetta Health Analytics Ltda. ("Zetta"), recognizing a goodwill of R$ 48,742 thousand.
The accounting process in the purchase acquisition involves relevant estimates and judgments, such as determining the fair value of the contingent consideration, identification and measurement of assets acquired and liabilities assumed and the determination of goodwill.

We performed, among other procedures, the reading of main documents related to Zetta's acquisition.
We also performed an understanding of the process established by management, including the completeness and accuracy of Zetta's data and the calculation models used to determine the purchase accounting.

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Semantix Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Due to the complexity, judgment and relevance of the amounts involved in the purchase accounting, we considered this matter as significant for our audit.	Together with our internal specialists, we evaluated:
(i)    the reasonableness of the criteria and main assumptions adopted in the identification and measurement of the fair values of assets acquired and liabilities assumed, comparing them to data obtained from external sources, when available;
(ii)    the methodology and main assumptions used by management to measure the contingent price included in the purchase consideration. The main assumptions was compared with data obtained from external sources, when available;
(iii)    logical and arithmetic consistencies of the models prepared by the Company.
We also checked the main accounting and tax impacts of the fair value measurement of assets acquired and liabilities assumed in the business combination, as well as the disclosures in the consolidated financial statements.
According to our audit procedures performed, we consider that the methodology, judgments, and assumptions used are reasonable and disclosures are consistent with the data and information obtained.

Revenue recognition (Notes 3.9, 4(b) and 20)

The revenue of the Company and its subsidiaries includes services related to Artificial Intelligence ("AI") & Data Analytics and proprietary Software as a Service (SaaS).
Revenue related to AI & Data Analytics includes technical support and consulting services and is recognized over time by application of the input method in each distinct performance obligation.
SaaS is a data platform to its clients which includes access and support services. Revenue related to these performance obligations is recognized at point in time, based on fixed and variable selling prices.
Due to the relevance of the revenue, high volume of contracts and diversity of contractual terms, associated with management's judgment in identifying each performance obligation and determining the timing of revenue recorded, we considered this matter as significant for our audit.

Our audit procedures included, among others, obtaining an understanding and evaluating of the design of the relevant internal controls over the Company's revenue recognition process, including management's review of contracts, their identification of performance obligations and the timing of revenue recorded.
We reconciled transactional data to the accounting records. For significant revenue transactions, on a sample basis, we inspected the supporting documentation, including contracts, invoices, cash collection and project control of hours incurred.
We performed cut-off testing by selecting a sample of revenue transactions recorded before and after year-end.
We also read the disclosures in consolidated financial statements to confirm if relevant information, particularly in relation to the Company's accounting policies for recognition of revenue, was disclosed.
Based on the audit procedures performed, we consider that the criteria and judgments adopted by management for the recognition of revenue from services rendered are reasonable and that the disclosures are consistent with the data and information obtained.

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Semantix Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Impairment test of goodwill (Notes 3.7 and 11)

The consolidated financial statements as at December 31, 2022, included goodwill from business combinations.
For the purpose of the annual impairment test, management determined the recoverable amount of the group of CGUs to which goodwill was allocated using the value-in-use approach, calculated based on the discounted cash flow methodology. Cash projections include data and assumptions that involve significant judgments by management, such as sales volume, operating costs and long-term growth rate.
Due to the relevance of the goodwill balance, as well as the fact that variations in the main assumptions used can significantly impact the projected cash flows and the recoverable amount of the goodwill, with the consequent impact on the financial statements, we considered this matter as significant for our audit.

Our audit procedures included, among others, the understanding and evaluation of the design of relevant internal controls over the Company's process of measuring the recoverable amount of the group of CGUs, to which goodwill was allocated.
With the support of our valuation specialist, we analyzed the reasonableness of the calculation models used by management to prepare the projections. In addition, to the main assumptions used, such as sales volume, operating costs and long-term growth rate, we compared them, when available, to market data.
We tested the logical and arithmetic consistencies of the models prepared by the Company and compared the main cash projection assumptions with the five-year financial budgets approved by the Company's Board of Directors, used in the cash flow estimates to determine the recoverable amount of the group of CGUs.
We also assessed whether the disclosures in the consolidated financial statements include relevant information.
Based on the audit procedures performed, we consider that the criteria and assumptions adopted by the Company's management in determining the recoverable amount of goodwill, for impairment test purposes, are consistent with data and information obtained.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
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Semantix Inc.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
▪Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
▪Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
▪Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
▪Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
▪Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
▪Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
São Paulo, March 27, 2023
PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5
Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4
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Semantix Inc.
Consolidated Statement of Financial Position As of December 31, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents	7	338,020	52,149
Trade receivables	8	43,675	21,423
Contract assets	8	95,871	15,102
Tax receivables		11,317	4,993
Prepaid expenses and other assets	9	30,286	18,019
Total current assets		519,169	111,686
Deferred tax asset	10	22,488	11,698
Derivatives financial instruments	24	—	1,308
Other assets	9	4,774	584
Property and equipment, net	12	3,474	3,555
Right of use asset	13	2,106	2,976
Intangible assets, net	11	150,530	74,628
Total non-current assets		183,372	94,749
Total assets		702,541	206,435

LIABILITIES
Current liabilities
Loans and borrowings	14	31,001	44,060
Trade and other payables	8	106,023	78,389
Contract liabilities	8	1,672	1,291
Lease liabilities	13	1,292	1,094
Deferred consideration, contingent liabilities and others	15	26,669	13,337
Taxes payable		14,733	3,859
Total current liabilities		181,390	142,030
Loans and borrowings	14	47,670	102,534
Lease liabilities	13	1,141	2,250
Derivatives financial instruments P	16	6,412	—
Deferred consideration, contingent liabilities and others	15	35,574	16,487
Deferred income tax	10	8,929	7,029
Total non-current liabilities		99,726	128,300
Total liabilities		281,116	270,330

Net assets		421,425	(63,895)

EQUITY
Share capital	17	425	55,818
Additional paid in capital	17	872,771	—
Treasury shares	17 (b)	(508)	—
Capital reserves	17	20,300	15,999
Other comprehensive loss	17 (c)	(6,840)	(1,022)
Accumulated loss		(468,869)	(140,477)
		417,279	(69,682)
Non-controlling interests	18	4,146	5,787
Total equity		421,425	(63,895)
The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Semantix Inc.
Consolidated Statement of Profit or Loss For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Revenues	20	262,094	211,659	123,453
Cost of sales	21	(143,327)	(125,454)	(85,472)
Gross profit		118,767	86,205	37,981

Operating expenses
Sales and marketing expenses	21	(70,355)	(36,693)	(14,288)
General and administrative expenses	21	(115,544)	(81,522)	(33,082)
Research and development	21	(33,160)	(19,920)	(7,876)
Listing expenses	21	(215,570)	—	—
Other expenses	21	(35,032)	(9,205)	(739)
Operating loss		(350,894)	(61,135)	(18,004)

Financial income	22	54,962	6,528	2,610
Financial expenses	22	(42,542)	(21,508)	(4,652)
Net financial results		12,420	(14,980)	(2,042)

Loss before income tax		(338,474)	(76,115)	(20,046)
Income tax	10	8,644	7,741	612
Loss for the year		(329,830)	(68,374)	(19,434)

Net loss attributed to:
Controlling interest		(328,392)	(68,188)	(19,434)
Non-controlling interest	18	(1,438)	(186)	—
		(329,830)	(68,374)	(19,434)
Loss per share:
Basic and diluted losses per share (R$)	25	(4.71)	(1.10)	(0.31)

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Semantix Inc.
Consolidated Statement of Other Comprehensive Income or Loss For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Loss for the year		(329,830)	(68,374)	(19,434)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(2,477)	(1,918)	843
Loss - Hedge activities	16	(3,341)	—	—
Total comprehensive loss for the year		(335,648)	(70,292)	(18,591)

Comprehensive loss attributed to:
Controlling interest		(334,210)	(70,106)	(18,591)
Non-controlling interest		(1,438)	(186)	—
The above consolidated statement of other comprehensive income or loss should be read in conjunction with the accompanying notes.

Semantix Inc.
Consolidated Statement of Changes in Equity For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

					Attributable to the owner of the Company
	Notes	Share capital	Additional Paid-in Capital	Treasury Shares	Capital reserves	Loss -Hedge activities	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interest	Total Equity

Balance as of December 31, 2019		34,247	—	—	—	—	53	(9,816)	24,484	—	24,484
Loss for the year		—	—	—	—	—	—	(19,434)	(19,434)	—	(19,434)
Foreign currency translation differences		—	—	—	—	—	843	—	843	—	843
Total comprehensive income for the year		—	—	—	—	—	843	(19,434)	(18,591)	—	(18,591)
Transactions with owners of the Group:
Capital contribution		21,571	—	—	—	—	—	—	21,571	—	21,571
Stock option plan		—	—	—	1,800	—	—	—	1,800	—	1,800
Acquisition of non-controlling interest		—	—	—	—	—	—	(52,582)	(52,582)	7,029	(45,553)
Balance as of
Balance as of December 31, 2020		55,818	—	—	1,800	—	896	(81,832)	(23,318)	7,029	(16,289)
Loss for the year		—	—	—	—	—	—	(68,188)	(68,188)	(186)	(68,374)
Foreign currency translation differences		—	—	—	—	—	(1,918)	—	(1,918)	—	(1,918)
Total comprehensive income (loss) for the year		—	—	—	—	—	(1,918)	(68,188)	(70,106)	(186)	(70,292)
Transactions with owners of the Group:
Transaction with non-controlling interest - Tradimus	18	—	—	—	—	—	—	3,889	3,889	6,147	10,036
Stock option plan	19	—	—	—	14,199	—	—	—	14,199	—	14,199
Transaction with non-controlling interest - LinkAP	18	—	—	—	—	—	—	5,654	5,654	(7,203)	(1,549)

Balance as of December 31, 2021		55,818	—	—	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)
Loss for the year		—	—	—	—	—	—	(328,392)	(328,392)	(1,438)	(329,830)
Foreign currency translation differences		—	—	—	—	—	(2,477)	—	(2,477)	—	(2,477)
Hedging activities losses		—	—	—	—	(3,341)	—	—	(3,341)	—	(3,341)
Total comprehensive income (loss) for the year		—	—	—	—	(3,341)	(2,477)	(328,392)	(334,210)	(1,438)	(335,648)
Transactions with owners of the Group:
Transaction with non-controlling interest- Tradimus		—	—	—	—	—	—	—	—	(203)	(203)
Stock option plan	19	—	—	—	4,025	—	—	—	4,025	—	4,025
Exercise of stock option	19	—	—	—	276	—	—	—	276	—	276
Treasury shares	17	—	—	(508)	—	—	—	—	(508)	—	(508)
Subtotal		55,818	—	(508)	20,300	(3,341)	(3,499)	(468,869)	(400,099)	4,146	(395,953)
Recapitalization of Semantix (1:37.747 exchange ratio)	17	(55,490)	55,490	—	—	—	—	—	—	—	—
Subtotal - restructured		328	55,490	(508)	20,300	(3,341)	(3,499)	(468,869)	(400,099)	4,146	(395,953)
SPAC merger transaction	6 (ii)	97	817,281	—	—	—	—	—	817,378	—	817,378
Balance as of December 31, 2022		425	872,771	(508)	20,300	(3,341)	(3,499)	(468,869)	417,279	4,146	421,425

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Semantix Inc.
Consolidated Statement of Cash Flows For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Cash flows from operating activities
Loss for the year		(329,830)	(68,374)	(19,434)
Adjustments for:
Depreciation and amortization	21	17,816	7,950	2,308
Deferred income tax	10	(9,639)	(7,741)	(612)
Onerous contract	21	(7,772)	7,745	—
Fair value adjustment of derivatives financial instruments	24	(23,193)	(1,308)	—
Stock option plan	19	4,025	7,757	1,800
Listing expense	6	215,570	—
Loss on disposals of property and equipment	12	—	90	—
Write-off of creditor invoice	21	(4,300)	—
Trade and other receivables expected loss	8	15,320	8,950	472
Accounts receivable write-off	8	(585)	9,415	—
Provision for contingencies		3,942	6,148	1,681
Interest accrued		29,070	11,340	1,213

Adjusted loss for the year		(89,576)	(18,028)	(12,572)
Change in operating assets and liabilities
Trade and other receivables	8	(116,915)	(23,645)	(16,882)
Tax receivables		(6,324)	(2,029)	(1,195)
Prepaid expenses and other assets		(11,762)	(4,094)	(1,863)
Account payables and accrued expenses		30,409	36,529	14,836
Taxes payable		10,874	1,762	224
Other liabilities	15	1,557	(762)	7,073

Cash used in operations		(181,737)	(10,267)	(10,379)
Interest paid		(29,268)	(5,116)	(675)
Income tax and social contribution paid		—	(921)	—
Net cash outflow from operating activities		(211,005)	(16,304)	(11,054)

Cash flows from investment activities
Purchase and development of intangible assets	11	(36,936)	(21,249)	(15,106)
Acquisition of subsidiaries net of cash acquired	6	(24,143)	—	(26,609)
Acquisitions of property and equipment	12	(520)	(618)	(623)
Net cash outflow from investment activities		(61,599)	(21,867)	(42,338)

Cash flows from financing activities
Proceeds from exercise of stock options	19	276	—	21,571
Proceeds from non-controlling interest		—	5,018	—
Loans obtained	14	122,015	120,175	29,500
Acquisition of non-controlling interest		—	(47,888)	—
Payment of loans	14	(189,514)	(9,843)	—
Proceeds from SPAC merger, net		630,083	—	—
Purchase of treasury shares	17	(508)	—	—
Lease payments	13	(1,400)	(1,160)	(940)
Net cash inflow from financing activities		560,952	66,302	50,131

Increase in cash and cash equivalents		288,348	28,131	(3,261)
Cash and cash equivalents at the beginning of the year	7	52,149	25,936	28,354
Cash and cash equivalents at the end of the year	7	338,020	52,149	25,936
Net foreign exchange difference		(2,477)	(1,918)	843
Increase in cash and cash equivalents		288,348	28,131	(3,261)

Supplemental non-cash flow information

New lease agreements	13	—	1,728	—
Remeasurement of lease agreement	13	211	(411)	231
Unpaid amount related to business combination	15	33,062	4,959	5,116
Other receivables related to the sale of non-controlling interest	9	—	5,018	—

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Note 1. General Information
Semantix Inc. (the "Company" or "Semantix") is a Cayman Island exempted limited liability company, incorporated on November 8, 2021. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The Company's principal executive office is located in the city of São Paulo, Brazil. The Company is a holding company controlled mostly by a group of individuals, which hold collectively 77.6% of the outstanding shares.
The Company and its subsidiaries (jointly, the "Group") are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service ("SaaS") and platform as a service ("PaaS") as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.

Corporate reorganization and transaction with Alpha Capital
On August 2, 2022, the Group carried out a capital reorganization transaction ( (referred to as the “SPAC merger”) in order to prepare the structure for the transaction with Alpha Capital Acquisition Company ("Alpha"), a special purpose acquisition company. The original capital contributed by the shareholders of Semantix Tecnologia da Informação S.A ("Semantix Tecnologia") was contributed to the Company, resulting in those shareholders obtaining a direct interest in the Company. In additional, as part of this corporate reorganization, Semantix became the controlling shareholder of Semantix AI Ltd. ("Semantix AI") which directly controls Semantix Tecnologia and the other operating companies of the Group.
Prior to August 3, 2022, which is closing date of the transaction between the Company and Alpha (note 6 (ii)), the Company was a holding company with no active trade or business. Semantix Tecnologia maintained all relevant assets and liabilities and incurred all income and expenses. Therefore, the comparable consolidated financial information presented herein represent consolidated financial statements of Semantix Tecnologia.
On August 4, 2022, Semantix became a publicly traded company through the merger with Alpha. On the date, Semantix’s ordinary shares and warrants began trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively. The shares offered were registered under the Securities Act of 1934, as amended, pursuant to the Company's Registration Statement on Form F-4 (Registration No. 333-262552), which was declared effective by the Securities and Exchange Commission on July 11, 2022. After the effectiveness of the Registration Statement, the corporate reorganization and subsequently approval of the transaction with Alpha could be made as described above. For more information related to the transaction see note 6 (ii).
These consolidated financial statements were approved by the Board of Director’s meeting on March 27, 2023.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 2. Basis of preparation of the financial statements
2.1. Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRS IC") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").
The consolidated financial statements consist of the consolidated statement of financial position consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss
, consolidated statement of changes in equity and consolidated statement of cash flows and have been prepared under a historical cost basis, except for certain financial instruments (including derivatives instruments) that have been measured at fair value.
The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.
Due to the activities of the Group, costs and expenses presented in the consolidated statement of profit or loss and consolidated statement of other comprehensive income or loss were classified according to their function.
The consolidated statement of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.
The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
The accounting policies set out in note 3. summary of significant accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2022, and to the comparative information presented.
The Group has applied the accounting judgments, estimates and significant accounting assumptions described in Note 4 in preparing the consolidated financial statements.
2.2. Changes to IFRS
(i) New and amended standards adopted by the group
The following amendments became effective as at 1 January 2022:
•Reference to the Conceptual Framework – Amendments to IFRS 3 ;
•Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16;
•Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37;
•Annual improvements – cycle 2018-2020;
•IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter;
•IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities;
•IFRS 16 Leases - Amendment of example 13 in order to exclude the example of payments from the lessor related to improvements in the leased property;
•Test for derecognition of financial liabilities.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The adoption of the amendments listed above did not have a material impact on these consolidated financial statements.
(ii) New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the consolidated financial statements.
2.3. Basis of consolidation
These consolidated financial statements comprise the financial position of the Group as of December 31, 2022 and 2021 and the consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss
, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years ended December 31, 2022.
a) Subsidiaries
The Company consolidates all entities over which it has control (subsidiaries), that is, when it is exposed or has rights to variable returns of its involvement with the investee and has the ability to affect those returns through its power to direct the relevant activities of the entity.
The subsidiaries are fully consolidated from the date the control is transferred to the Group. Consolidation is ceased from the date the Group no longer has control.
The acquisition method of accounting is used to account for business combinations by the Group.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss
, consolidated statement of changes in equity and consolidated statement of financial position, respectively.
b) Segment reporting
In reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews the consolidated results as a whole. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries and business lines. Disaggregated information is only reviewed at the revenue level (Note 20), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.
See Note 20 for a breakdown of Group's non-current assets and revenue by geographic area.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c) Functional and reporting currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of Semantix is US Dollar (“USD” or “$”). The consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), as the Group understands that financial statements presented in BRL brings more relevant information to its stakeholders when evaluating the Group’s operation performance. All amounts are rounded to the nearest thousands, except when otherwise indicated.
d) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position ,
•income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
•all resulting exchange differences are recognized in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, are recognized in consolidated statement of other comprehensive income or loss.
e) Foreign currency translation
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.
Note 3. Summary of significant accounting policies
This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.
3.1. Business combination
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:
•fair values of the assets transferred
•liabilities incurred to the former owners of the acquired business
•equity interests issued by the Group, and
•fair values of any liability resulting from a contingent consideration arrangement.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
Acquisition-related costs are expensed as incurred.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration, when applicable, is classified either as equity or financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with fair value changes recognized in the consolidated statement of profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.
3.2. Financial instruments
The Group classifies its financial assets according to the business model and evaluation of the ‘solely payments of principal and interest’ requirements per IFRS 9. The Group’s financial assets consist of ordinary trade receivables that are held to collect and do not include particular unusual terms.
Impairment of trade receivables and contract assets
The Group recognizes a provision for expected credit losses ("ECL") on trade receivables and contract assets measured under IFRS 15. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the 'simplified' approach as required by IFRS 9 since generally the Group's trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade and other receivables.
The Group evaluates whether ECL would be required to be recorded for other receivables periodically and on an individual basis. Details of the critical estimates and judgements used are disclosed below.
Measurement of impairment
The Group considers that the relative short-term nature of the material portion of the trade receivables (<90 days), the Group deemed the impact of considering multiple probability weighted scenarios, discounting and forward-looking elements, not significant. Therefore, historical average loss rates are not further adjusted either up or down.
On an annual basis, the Group updates a provision matrix using the most recent historical loss experience (i.e., the 12 months of the previous fiscal year) and reviews the forecasts of future economic conditions index.
The Group recognizes an impairment loss or (partial) reversal in the aggregate for all trade receivables as a provision with corresponding amount recognized in Sales and marketing expenses.
Based on Group’s historical experience, receivables are deemed uncollectible when it remains more than 360 days past due.
Financial liabilities
Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of profit or loss over the period of the borrowings using the effective interest method.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Loans are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, canceled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of profit or loss as other income or finance costs.
Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
Derivative financial instruments and hedging activities
The Group designated certain loan contracts as hedging instruments, which included derivatives to cover foreign currency risk, as cash flow hedges.
i.Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the fair value of derivative financial instrument line item within the consolidated statement of profit or loss.
The Group designates certain non-derivative financial liabilities, such as foreign currency borrowings, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Group applies cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in the Group’s hedging reserve as a component of equity and reclassified to the consolidated statement of profit or loss as revenue in the period corresponding to the occurrence of the forecasted transactions.
Upon initial designation of a hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.
Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated statement of profit or loss in the periods when the hedged item is recognized in the consolidated statement of profit or loss, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.
When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.
a) Hedge ineffectiveness
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the dollar offset method. The dollar offset method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.
b) Derivative warrant liabilities
As part of the capital reorganization (note 6.(ii)), each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share, subject to the same terms and conditions existing prior to such conversion (“Semantix Warrants”).

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Semantix Warrants are classified as financial liabilities, and more specifically as derivatives, which contain features that qualify them as embedded derivatives in accordance with IFRS 9 - Financial Instruments. The Group’s derivatives instruments are recorded as financial instruments measured at fair value through profit or loss (“FVTPL”). As a financial liability, the Group recognizes the Semantix Warrants at fair value and remeasures the warrants to the fair value as at each reporting period, until exercised. The change in the fair value is recognized in the Group’s consolidated statements of profit or loss within Net financial results. The fair value of the Semantix Warrants is measured based on their listed market price.
3.3. Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments, with original maturities of three months, or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.
3.4. Trade receivables
Trade receivables are recognized initially at the amount of consideration expected to be received. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 8 for further information about the Group’s accounting for trade receivables and note 3.2 for a description of the Group’s impairment policies.
3.5. Property and equipment, net
(i)Recognition and measurement
Property and equipment asset items are measured at the historical cost of acquisition, less depreciation and any impairment loss. The historical cost includes expenditures that are directly attributable to the acquisition of the item.
(ii)Subsequent costs
Subsequent cost of an asset component is included in the carrying amount of an item or as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be measured reliably. The carrying amount of any component accounted as a separate asset is unrecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
Gains and losses on the disposal of an item of the property and equipment are determined by comparing the proceeds arising from the disposal with the book value of the asset and are recognized net within other income in the consolidated statement of profit or loss.
(iii)Depreciation
Depreciation is recognized in the consolidated statement of profit or loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. Depreciation is calculated based on the historical book value.
Depreciation methods, useful lives and residual values should be reviewed at each financial year's close, and any adjustments recognized as a change in accounting estimates.
As of December 31, 2022, the average useful lives applied by the Group remain unchanged as shown below:

Category	Useful life (years)
Buildings	10
Furniture and fixtures	10
IT equipment	5
Telecommunications equipment	5
Leasehold improvement	6 - 10
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
During 2022, the Group reviewed the estimated useful lives of these assets and no significant change was identified.
3.6. Intangible assets and goodwill
(i)Goodwill
Goodwill is measured as described in note 11. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(ii)Customer contracts
Customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses, if any.
(iii)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use
•management intends to complete the software and use or license it there is an ability to use or sell the software
•it can be demonstrated how the software will generate probable future economic benefits
•adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(iv)Brands
Brands acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses, if any.
(v)Useful lives
Amortization is recognized in the consolidated statement of profit or loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as follows:

Category	2022
Brands	30
Software	From 3 to 7 years
Customer contracts	10
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
During 2022, the Group reviewed the estimated useful lives of these assets and no significant change was identified.
3.7. Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.
Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the profit or loss is not reversed.
3.8. Provisions
Provisions are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of expenses that must be required to settle the obligation by applying a discount rate plus the effects of taxes on profit, which reflects current market valuations for the value of money over time and for the specific risks of the obligation. The increase in provision due to the passage of time is recognized as financial expense.
3.9. Revenue recognition
The revenue is composed of Third-party software, artificial intelligence & analytics services and Software as a services, usually without a significant financing component in its revenue.
(i)Third-party software
The Group offers services of resale of third-party software licenses to its customers which includes: (i) Cloudera Hadoop, (ii) Confluent Enterprise Platinum, (iii) Software ECE, among others. The Group purchases licenses from these third parties and resale the licenses to its end customers. There is a single performance obligation which is transfer of possession of license to its customer. The Group acts as the principal in the resale of licenses. Revenue is recognized on a gross basis at a point in time upon transfer of possession of the license and the transaction price is typically the fixed amount in the contract depending on the specific license provided by the Group.
(ii)Artificial intelligence & data analytics services
The Group offers artificial intelligence ("AI") and data analytics services to its clients which includes (i) technical support and (ii) consulting services. Each professional service is distinct and represents a single performance obligation. The revenue is recognized over time by application of input method i.e. hours spent on contract. Professional services fees typically determined by the hour of services provided and the rate per hour for the employees providing the services.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(iii)Proprietary software as a service
The Group offers proprietary software as a service ("SaaS") in its data platform to its clients, which includes (a) SaaS (access to the platform) and (b) support services. The Group considers them as two performance obligations. The two performance obligations are delivered concurrently and have the same pattern of transfer, the Group will treat them as one performance obligation. Revenue is recognized ratably over the contract period as we satisfy the performance obligation. We use a time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. The transaction price for our proprietary data platform contracts consists of the following components:
•Fixed fee element. For example, access to the platform for a certain period is at a fixed amount, as well as the usage-based fee is a fixed amount per usage measure.
•A variable fee calculated once a certain threshold is reached, resulting in a discount provided to the client if the service level agreement ("SLA") is not met.
For variable fees that meet the practical expedient for recognizing revenue as invoiced, the Group will apply the practical expedient and recognize revenue in the amount to which the entity has a right to invoice. For variable considerations that do not meet the practical expedient, the Group will use the most likely method in estimating the variable considerations.
If in future contracts, the two performance obligations are not delivered concurrently and have the same pattern of transfer, the Group will establish the stand-alone selling price for each performance obligation and allocate the transaction price accordingly.
3.10. Taxes
(i)Current income tax
The income tax expense or credit for the period is the tax payable (or receivable) on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Income tax and the current and deferred social contribution are calculated based on the rates of 15%, plus the additional 10% on the excess taxable income of R$240 for income tax and 9% on the taxable profit for social contribution on net income.
(ii)Deferred income tax
Deferred income tax is provided in full, using the liability method and is generated by temporary differences between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets referring to all deductible temporary differences and unused tax losses are recognized to the extent it is probable that future taxable profit will be available against which the temporary differences and unused tax losses can be utilized, except when the deferred income tax asset relating to a deductible temporary difference results from the initial recognition of an asset or liability, in a transaction that is not a business combination, and that at the time of transaction, affects neither the accounting nor the taxable profit or loss.
Unrecognized deferred income tax assets are reviewed at each statement of financial position date and recognized to the extent that it is probable that there will be future taxable profit to allow the recovery of these assets.
Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Deferred income tax assets and liabilities are measured at the rates expected to be applicable in the year in which the asset is realized or the liability is settled, based on rates (and tax laws) that are in force or substantively in force at the statement of financial position dates.
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(iii)Sales taxes
Net revenue, expenses and assets are recognized net of sales tax, except:
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of taxes receivables or taxes payables in the consolidated statement of financial position, and net of corresponding revenue or cost / expense, in the consolidated statement of profit or loss.
Revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS ("Programa de Integração Social by its acronym in Portuguese") and COFINS ("Contribuição para o Financiamento da Seguridade Social by its acronym in Portuguese") are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable.
    These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method. PIS and COFINS are charged based on the cumulative method (at rates 0.65% and 3.00%, respectively) and non-cumulative method (at rates 1.65% and 7.6% respectively) according to the type of revenue.
•ISS (Imposto Sobre Serviços by its acronym in Portuguese) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.90% to 5.00%.
•INSS (Instituto Nacional do Seguro Social by its acronym in Portuguese) is a social security charge levied on wages paid to employees.
3.11. Leases
Leases of the Group includes office spaces. Rental contracts are typically made for fixed periods, but may have extension options by Brazilian Law. Contracts may contain both lease and non-lease components. However, the Group elected not to separate lease and non-lease components and instead accounts for these as a single lease component.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
At the inception or modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease on the basis of its individual prices.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for the Group.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments for the Group's leases:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
Lease payments to be made under reasonable extension options are also included in the measurement of the liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, then the lessee uses its incremental borrowing rate.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.
Lease payments are allocated between principal and finance costs. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of a lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs.
A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset. However, if the carrying amount of the right-of-use asset has already been reduced to zero and there is a further reduction in the measurement of the lease liability, then the Group recognizes any remaining amount of the remeasurement in the consolidated statement of profit or loss.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise of assets with amount lower than R$25 at the lease inception.
3.12. Earnings per share
(i)Basic earnings per share
Basic earnings per share are calculated by dividing:
•the profit attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares
•by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares if applicable.
(ii)Diluted earnings per share
Diluted earnings per share adjust the figures used in the determination of basic earnings per share to consider the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.13. Employee benefits
(i)Profit sharing
The Group recognizes a liability and an expense for profit sharing based on the agreement with its employees, which considers the income for the year after certain adjustments. The Group recognizes the liability when it is contractually obligated or when there is a previous practice that has created a constructive obligation over the service period, if applicable.
(ii)Stock option plan
The Group operates equity-settled stock option plans that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns.
The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
The estimated fair value of the option on the grant date is calculated based on the appraisal or relevant transaction closest to the grant date.
3.14. Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Note 4. Use of critical estimates and judgements
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.
a)Impairment of non-financial assets
As stated in note 3.7, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a terminal value and using a discount rate that comprises of three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on a number of critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 11.
b)Revenue recognition
The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of SaaS (revenue recognized over time) or a mere sale of license (revenue recognized point in time). The Group evaluates each contract individually, it’s critical terms and business relationship with its customer and any associated third party.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c)Lease term
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. It considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
d)Capitalization of intangibles development cost
The Group capitalizes qualifying internal use software development costs related to internally developed software associated with Semantix Data Platform ("SDP"), Quios Invest and Smarter Sales. SDP is the platform offered by Semantix for the preparation and creation of analytical data environments in the cloud, Quios Invest is Semantix's technology platform dedicated to the capital markets clients, and Smart Sales is Semantix's e-commerce platform, enabling several e-commerce transactions, as such as, business-to-business ("B2B"), (business-to-customer ("B2"), marketplace, among others. The costs consist of labor costs related to the developers and other costs, such as the Cloud used in the internal development phase. The Group then evaluates whether the development costs are to be expensed or capitalized based on the three criteria, technical feasibility, commercial feasibility, and measurability. If the intangible asset meets these criteria, certain development expenses can be capitalized as an intangible asset.
The Group has chosen the straight-line method of amortization based on the estimated useful lives of the items, net of their estimated residual values (if any), which will be applied consistently from period to period unless there is a change in the expected pattern of consumption of the future economic benefits.
e)Control over subsidiaries without majority of shares
Management of the Group has applied judgment in determining that Semantix Participações S.A. ("Semantix Participações") controls Tradimus S.A. (“Tradimus”) and has therefore consolidated Tradimus within the Group's consolidated financial statements.
Management concluded that the potential voting rights arising from the shareholder agreement signed between Semantix and Excella Gestão de Saúde Populacional Ltda. ("Excella") (see note 18) gives the Group the power and rights to variable returns from Tradimus. In addition to the fact that Semantix has the ability to use its power to affect the amount of its returns and that the CEO appointed by Semantix into Tradimus acts in the benefit of the Group, management concluded that the Group controls the economic outcome of Tradimus.
f) Derivative warrant liabilities
Semantix Warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the warrants, the fair value was calculated based on the listed market price of such warrants.
g) Capital reorganization - Listing expense
The listing expense is calculated as the difference between (i) the fair value of the Semantix shares issued to Alpha shareholders, including the fair value of the Alpha Earn-Out Shares, and (ii) Alpha’s identifiable net assets received in exchange. Although the Listing Expense is an one-time non-cash expense, it includes certain elements of judgement and estimation. Those center around the estimation of (i) the fair value of the Semantix shares, (ii) the Alpha Earn-Out Shares, and (iii) the identifiable net assets of Alpha. Any changes in the applied assumptions may affect the amount of the Listing Expense.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The fair value of Semantix shares was determined based on average quoted market price of such share as of August 3, 2022. Separately, the Company determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix Shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service.
The fair value of Alpha Earn-Out Shares was estimated using a Monte Carlo simulation in a risk-neutral framework. The model requires the input of subjective assumptions, including the volatility of public companies adjusted for same size and leverage, contractual terms, and discount rate. Any changes in these assumptions can significantly affect the estimate of the fair value of the Earn-Out Shares.
Moreover, Alpha’s identifiable net assets primarily consists of cash and marketable securities held in its cash and certain public and private warrants liabilities. Cash and marketable securities held in its cash are recognized at fair value. The fair value of the public and private warrants were calculated based on the listed market price of the warrants.
Note 5. Group structure
The Company’s subsidiaries as of December 31, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Country of Incorporation	Ownership held by Group(i)		Ownership held by NCI		Principal Activities
		2022	2021	2022	2021
		%	%	%	%
Directly controlled
Semantix AI Ltd.(ii)	Cayman	100.0	—	—	—	Holding company

Indirectly controlled
Semantix Tecnologia da Informação S.A.	Brazil	100.0	100.0	—	—	Holding company and SaaS and PaaS provider
Semantix Participações S.A.	Brazil	100.0	100.0	—	—	Managing share capital
Semantix Colombia S.A.S	Colombia	99.9	99.9	0.1	0.1	SaaS and PaaS provider
Semantix México, S. de RL de C.V.	Mexico	100.0	100.0	—	—	SaaS and PaaS provider
Semantix Gestão Financeira Ltda.	Brazil	100.0	100.0	—	—	SaaS and PaaS provider
Tradimus S.A.	Brazil	50.0	50.0	50.0	50.0	SaaS and PaaS provider
Semantix Corp	United States	100.0	100.0	—	—	SaaS and PaaS provider
LinkAPI Tecnologia S.A.	Brazil	100.0	100.0	—	—	SaaS integration provider
Zetta Health Analytics S.A.(iii)	Brazil	100.0	0.0	—	—	SaaS and PaaS provider
(i) Represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii) New entity created after the corporate reorganization and prior to the transaction with Alpha. Refer to Note 6 (ii) below.
(iii) New subsidiary acquired. See further details in Note 6 (i);.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Nota 6. Business combinations and capital reorganization
(i)Acquisition of Zetta
On August 31, 2022, the Group entered into a share purchase agreement with Zetta Health Analytics S.A.'s ("Zetta") shareholders to acquire 100% of the shares issued by Zetta. Founded in March 2019, Zetta offers a robust variety of SaaS data solutions to enhance data-driven decision-making by healthcare organizations, leveraging client insights to improve care and costs and deepen epidemiological analysis. The Group expects that the acquisition of Zetta will strengthen the Semantix Data Platform (“SDP”) through the addition of a new business vertical to better serve the data needs of clients in the healthcare sector.
Purchase Consideration
The total purchase consideration is distributed as follows:

Cash transferred at acquisition date	25,000
Deferred consideration*	27,500
Contingent consideration**	3,248
Total purchase consideration	55,748
*    Payable in consecutive annual installments from 2023 to 2027 adjusted by the Interbank Certificates of Deposit (“CDI”).
**    The Group and the former Zetta shareholders agreed a contingent purchase price that amounts to R$7.5 million to be paid on April 1, 2025 if the Zetta reaches certain metrics related to accumulated gross sales between March 1, 2023 and March 1, 2025. As of the date of acquisition the Group management considered the fair value of the earn-out as approximately 43% of the maximum possible value resulting in a recognition of R$3,248.

Fair value of identifiable assets and assumed liabilities
The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Fair value of identified assets and assumed liabilities	at August 31, 2022
Cash and cash equivalents	857
Trade receivables	841
Other assets	420
Deferred tax assets	1,531
Refundable obligations	4,504
Intangible assets (*)	6,332
Deferred tax liabilities	(2,152)
Other liabilities	(823)
Labor and social security obligations	(4,504)
Net identifiable assets acquired	7,006
The goodwill recognized amounts to R$48,742 and it includes the value of expected synergies arising from the acquisition, which is not separately recognized. The goodwill recognized is not expected to be deductible for income taxes purposes.
(*) For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	2,212	Multi-period excess earning method	6.4 years
Technology	4,120	Relief from royalty	5 years
In addition, the Company incurred immaterial direct costs for the business combination which were expensed as incurred.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Revenue and profit contribution
The acquired business contributed revenues of R$6,905 and net loss of R$1,914 to the Group for the period from the acquisition date to December 31, 2022.
If the acquisition had occurred on January 1, 2022, consolidated pro-forma revenue and net loss for the period ended December 31, 2022 would have been R$274,184 and R$330,788, respectively.
Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	2022
Cash consideration	25,000
Less: cash balances acquired	857
24,143
ii) Capital reorganization
On August 3, 2022, Semantix and Alpha consummated a capital reorganization transaction (referred to as the “SPAC merger”), pursuant to which (i) Semantix Tecnologia became a wholly owned, indirect subsidiary of Semantix, (ii) Semantix Tecnologia’s shareholders became shareholders of Semantix at a pre-determined exchange ratio of 1 : 37.747 (the "Exchange Ratio"), and (iii) Alpha’s shareholders became shareholders of Semantix in exchange for the net assets of Alpha. The net assets of Alpha primarily consisted of cash and marketable securities held in a trust account and certain public and private warrants. The SPAC merger was approved at an extraordinary general meeting of Semantix Tecnologia and Alpha’s shareholders on August 2, 2022.
a) Listing expense
The SPAC merger was accounted for as a capital reorganization in accordance with IFRS, with Semantix being the accounting successor and Semantix Tecnologia being the predecessor. Under this method of accounting, Alpha is treated as the “acquired” company for financial reporting purposes. The SPAC merger was not within the scope of IFRS 3 since Alpha did not meet the definition of a business. Therefore, it was accounted for under IFRS 2, as a share-based payment transaction. Accordingly, the Group recorded a one-time non-cash expense of R$215,570. In accordance with IFRS 2, the expense represents the cost incurred in connection with achieving a listing on the Nasdaq Global Market (the "Listing Expense"). The expense is calculated as the difference between the fair value of the Semantix shares issued and the fair value of Alpha’s identifiable net assets received in exchange, as noted below:

Amount
Deemed cost of shares issued to Alpha shareholders(1)	309,566
Plus: Fair value of Alpha Earn-Out Shares(2)	25,388
Adjusted deemed cost of shares issued to Alpha shareholders	334,954
Less: Net assets of Alpha as of August 3, 2022	119,384
Listing Expense(3)	215,570
(1)Estimated fair value determined based on average quoted market price of $7.09 per share as of August 3, 2022 and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28. The Company also determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service. Refer to note 17 for more information on shares issued.
(2)The fair value of Alpha Earn-Out Shares (note 6 (ii)) was estimated to be $5.75 per share based on Monte Carlo simulation in a risk-neutral framework, and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28.
(3)As of December 2022, the Company reassess the application of the methodology of change in foreign exchange rates according with IAS 21 and the effects of capital reorganization considers the exchange rate of the transaction in August 3 , 2022.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Shareholders’ equity of Semantix Tecnologia prior to the SPAC merger is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods for the purposes of calculating losses per share. Retained earnings and relevant reserves of Semantix Tecnologia are carried forward after the SPAC merger. Any difference to shareholders’ equity of Semantix Tecnologia arising from the restructuring of share capital and equity instruments issued is recorded in equity under Additional Paid-In Capital.
b) Earn-out agreements
As part of the SPAC merger, additional consideration in the form of contingent consideration, or earn-outs, of Semantix ordinary shares are applicable for the following shareholders:
1.Semantix Tecnologia shareholders (the “Semantix Tecnologia Earn-Out Shares”) are entitled to an additional 2,500,000 newly issued Semantix ordinary shares which will be issued in two equal 1,250,000 tranches based on the achievement of post-closing share price targets.
2.Former Alpha shareholders (the "Sponsors") were issued 862,500 of Semantix ordinary shares in exchange for Alpha's class B ordinary shares (the "Alpha Earn-Out Shares") upon the closing of the SPAC merger. The Alpha Earn-Out Shares will vest in two equal 431,250 tranches based on the achievement of post-closing share price targets.
The post-closing share price targets are the same for both earn-out structures above. Each tranche will vest if Semantix ordinary shares meet the targets of $12.50 and $15.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing after August 3, 2022 and ending on or prior to August 3, 2027. Further, a given share price target described above will also be achieved if there is a transaction during the relevant period that results in the Semantix ordinary shares being converted into the right to receive cash or other consideration having a per share value (in the case of any non-cash consideration, as provided in the definitive transaction documents for such transaction, or if not so provided, as determined by Semantix board of directors in good faith) in excess of the applicable post-closing share price target set forth above. In the event of the failure of the satisfaction of the price targets within 5 years period commencing after August 3, 2022, any remaining portion of both earn-out agreements shall be forfeited.
The Semantix Tecnologia Earn-Out Shares and the Alpha Earn-Out Shares should be accounted for as a share-based payment transaction under the scope of IFRS 2 and be considered in the listing expense calculation. Further, both earn-out agreements are classified as equity-settled share-based payment under IFRS 2 and therefore classified as equity instruments as there is no option to be settled in cash.
Note 7. Cash and cash equivalents

	2022	2021
Cash and bank accounts	60,278	16,349
Short-term investments	277,742	35,800
	338,020	52,149

The increase is primarily a result of the capital reorganization. For further details please see the consolidated statement of cash flow. Other portions of the proceeds from the reorganization have been invested into short-term investments.
Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 8. Trade receivables and other payables
a) Trade and other receivables
Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 to 60 days and are therefore all classified as current.
Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.
Trade receivables and contract assets are as follows:

	2022	2021
Trade receivables	68,040	31,651
Contract assets (a)	95,871	15,102
Expected credit loss (b)	(24,365)	(10,228)
	139,546	36,525

(a)Amounts to be received for unbilled work during the year ended December 31, 2022 and 2021.
(b)The loss allowance was calculated based on the provision matrix calculated by the Group related historical loss experienced on its trade receivables. The Group further added qualitative management overlays to arrive at management’s best estimate.
The movement for the expected credit loss balance is as follows:

	2022	2021
Opening balance as of January 1	(10,228)	(1,200)
Additions, net (i)	(15,320)	(9,028)
Foreign exchange rate	598	—
Write-off	585	—
Closing balance as of December 31	(24,365)	(10,228)

(i)    Increase on loss allowances during the year ended December 31, 2022 and 2021 refers principally to a specific client which management understands will not be recoverable.
The trade receivables by aging are distributed as follows:

	2022	2021
Current	54,112	13,561
Overdue between:
From 1 to 30 days	11,680	1,841
From 31 to 60 days	2,216	1,635
More than 61 days	32	14,614
	68,040	31,651

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b) Trade and other payables
The breakdown of trade and other payables is as follows:

	2022	2021
Suppliers	74,621	53,951
Labor and social obligations	31,379	24,438
Other accounts payables	23	—
	106,023	78,389

Current	106,023	78,389
Note 9. Prepaid expenses and other assets
Prepaid expenses and other assets are as follows:

	2022	2021
Costs incurred for the issuance of shares (i)	—	5,159
Refundable obligations	15,640	11,166
Advance payments (ii)	16,466	515
Others	2,955	1,763
	35,060	18,603

Current	30,286	18,019
Non-current	4,774	584

(i) Refers mainly to legal and accounting advisory.
(ii) Refers mainly to insurance policy paid in advance that amounts R$15,065 and to social benefits paid in advance to employees
Note 10. Income tax
a)Current tax expense
Corporate income tax and social contribution on net income were calculated in accordance with applicable law. The Group has operations in countries with different tax regimes.
Considering that Semantix is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Semantix Tecnologia which is the operational and main company of all operating entities of the Group in Brazil.
The corporate income tax ("IRPJ") was calculated at the basic rate of 15% on taxable income plus the additional 10%, according to specific legislation, and the social contribution on profit ("CSLL") was calculated at the rate of 9% on taxable income. The tax on profit, before tax, differs from the theoretical value that would be obtained with the use of the weighted average tax rate, applicable to the profits of Brazilian companies.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b)Reconciliation of income tax expense and social contribution
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31:

	2022	2021	2020
Loss before income tax	(338,474)	(76,115)	(20,046)

Income tax at the nominal Brazilian tax rate - 34%	115,082	25,879	6,816

Tax paid on profits of overseas subsidiaries	529	1,486	(492)
Non-deductible expenses	1,756	(1,578)	(2)
Deferred tax not recognized (b)	(147,261)	(20,433)	(6,800)
Effects from entities taxed at different taxation regimes (a)	29,488	2,445	(553)
Share-based payment	1,771	2,642	(612)
Others	7,279	(2,700)	2,255
Total adjustments	(106,438)	(18,138)	(6,204)
Effective tax rate- %	2.6%	10.2%	3.1%

Income tax as reported	8,644	7,741	612

Current income tax	(995)	(327)	(1,291)
Deferred income tax	9,639	8,068	1,903

(a) Certain eligible subsidiaries adopted the Presumed Profit Method (“PPM”) tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities adopt different taxation regimes according to the applicable rules in their jurisdictions.
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the main operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense.
Unrecognized deferred taxes
(b) Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of the Group. In that case, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The net operating loss not recognized for the Brazilian entities are in the amount of R$106,408 (December 31, 2021 - R$39,231 and December 31,2020 - R$24,560).

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Deferred tax assets

	Balance as of January 1, 2022	Balance as of Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2022
Bonus provision	1,752	—	1,615	3,367
Contingency	5,304	1,531	1,552	8,387
Right of use asset	1,248	—	462	1,710
Impairment of trade receivables	145	—	4,262	4,407
Stock option plan	3,250	—	1,367	4,617
Deferred tax assets	11,699	1,531	9,258	22,488

	Balance as of January 1, 2021	Recognized in profit or loss	Balance as of December 31, 2021
Bonus provision	834	918	1,752
Contingency	2,994	2,310	5,304
Right of use asset	777	471	1,248
Stock option plan	—	3,249	3,249
Impairment of trade receivables	33	112	145
Total	4,638	7,060	11,698

d)    Deferred tax liabilities

	Balance as of January 1, 2022	Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2022
Effect of changes in foreign exchange rates	(145)	—	(10)	(155)
Net gain or loss on hedge instruments	(455)	—	(1,126)	(1,581)
Acquisition of subsidiaries	(6,429)	(2,152)	1,388	(7,193)
Total	(7,029)	(2,152)	252	(8,929)

	Balance as of January 1, 2021	Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2021
Effect of changes in foreign exchange rates	(509)	—	(91)	(600)
Acquisition of subsidiaries	(6,429)	—	—	(6,429)
Total	(6,938)	—	(91)	(7,029)

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 11. Intangible assets, net
Details of intangible assets and changes in the Group's intangible assets balances are presented below:

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
Cost
On January 1, 2021	24,854	5,047	8,823	7,237	14,124	60,085
Additions: internal development	—	3,000	—	—	18,182	21,182
Acquisitions	—	67	—	—	—	67
Transfer	—	(928)	—	—	928	—
As of December 31, 2021	24,854	7,186	8,823	7,237	33,234	81,334

On January 1, 2022	24,854	7,186	8,823	7,237	33,234	81,334
Additions: internal development	—	—	—	—	36,849	36,849
Acquisitions	—	87	—	—	—	87
Acquired from business combination (nota 6 (i))	48,742	4,120	—	2,212	—	55,074
As of December 31, 2022	73,596	11,393	8,823	9,449	70,083	173,344

Accumulated amortization						—

On January 1, 2021	—	(474)	(14)	(74)	—	(562)
Amortization	—	(869)	(176)	(239)	(4,860)	(6,144)
As of December 31, 2021	—	(1,343)	(190)	(313)	(4,860)	(6,706)

On January 1, 2022	—	(1,343)	(190)	(313)	(4,860)	(6,706)
Amortization	—	(1,148)	(293)	(828)	(13,839)	(16,108)
As of December 31, 2022	—	(2,491)	(483)	(1,141)	(18,699)	(22,814)

Book value						—
As of December 31, 2021	24,854	5,843	8,633	6,924	28,374	74,628
As of December 31, 2022	73,596	8,902	8,340	8,308	51,384	150,530
There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2022 and 2021.
Impairment tests for goodwill
Given the interdependency of cash flows and the merger of business practices during 2022, the Group reassess the recovering amount and all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2022, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group performed its annual impairment test as of December 31, 2022 which did not result in the need to recognize impairment losses on the carrying value of goodwill.
Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determining values
Sales volume	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development.
Budgeted gross margin	Based on past performance and management’s expectations for the future.
Operating costs	Fixed costs of the CGUs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost-saving measures. The amounts disclosed above are the average operating costs for the five-year forecast period.
Annual capital expenditure	Expected cash costs in the CGUs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value in use model as a result of this expenditure
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.
The long-term growth rate utilized in the impairment test of goodwill is 3.34%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC) results in 20.87%. The WACC taking into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate.The average pre-tax discount rate applied to cash flow projections is 26.98%.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 12. Property, plant and equipment, net
The changes in the Group's property and equipment balance are shown in the table below:

	Furniture and fixtures	IT and telecom equipment	Leasehold improvements	Total
Cost

As of January 1, 2021	1,500	1,713	1,691	4,904
Additions	26	574	18	618
Disposals	(4)	(74)	(12)	(90)

As of December 31, 2021	1,522	2,213	1,697	5,432
Additions	134	260	126	520
Acquired from business combination	—	229	—	229

As of December 31, 2022	1,656	2,702	1,823	6,181

Accumulated depreciation

As of January 1, 2021	(252)	(699)	(241)	(1,192)
Depreciation	(141)	(374)	(170)	(685)

As of December 31, 2021	(393)	(1,073)	(411)	(1,877)
Depreciation	(157)	(499)	(175)	(830)

As of December 31, 2022	(550)	(1,572)	(586)	(2,707)

Balance at December 31, 2021	1,129	1,140	1,286	3,555

Balance at December 31, 2022	1,106	1,130	1,237	3,474
There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2022 and 2021.
Note 13. Leases
The statement of financial position shows the following amounts relating to leases:

	2022	2021
Right-of -use asset
Office buildings	2,106	2,976

Lease liabilities	2,433	3,344

Current	1,292	1,094
Non-Current	1,141	2,250

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The following are the initial impacts on the consolidated statement of financial position on December 31, 2022 and 2021 and its movements for the years 2022 and 2021:

	2022	2021
Lease liabilities
Opening balance	3,344	3,205
New lease agreements	—	1,728
Remeasurement	262	(429)
Interest accrued	227	266
Payment of Interest	—	(266)
Payment of principal	(1,400)	(1,160)
Closing balance	2,433	3,344

	2022	2021
Right of use asset
Opening balance	2,976	2,780
New lease agreements	—	1,728
Remeasurement(i)	211	(411)
Depreciation	(1,081)	(1,121)
Closing balance	2,106	2,976

(i)     Refers to a discount obtained by reducing leased space in the Company's headquarters in 2021.

	2022	2021
Depreciation charge of ROU during the year	1,081	1,121
Interest expense (included in finance cost)	227	266
Expense relating to short-term leases and low value assets	—	304
Total	1,308	1,691

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 14. Loans and borrowings
Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	2022	2021
Banco Daycoval S.A.	12.01% per annum	Brazil	2024	—	8,188
Itaú Unibanco S.A.	10.34% per annum	Brazil	2024	—	8,131
Banco Bradesco S.A.	8.44% per annum	Brazil	2025	—	10,098
Banco Bradesco S.A.	CDI + 4.10% per annum	Brazil	2026	—	10,060
Banco do Brasil S.A.	CDI + 5.20% per annum	Brazil	2025	—	15,103
Citibank, N.A.	CDI+4.53% per annum	USD	2025	—	21,096
Itaú Unibanco S.A. – Nassau Branch	12.28% per annum	EUR	2025	12,061	19,167
Banco BMG S.A.	CDI + 6.32% per annum	Brazil	2023	3,130	9,344
Banco BTG Pactual S.A.	CDI + 5.15% per annum	Brazil	2024	—	30,049
Itaú Unibanco S.A.	12.15% per annum	Brazil	2025	433	353
Banco do Brasil S.A.	CDI + 5.30% per annum	Brazil	2025	—	15,005
Banco Santander S.A.	5,98% per annum	Brazil	2024	25,000	—
Citibank, N.A.	3,62% per annum	USD	2025	—	—
Itaú Unibanco S.A. – Nassau Branch	3,05% per annum	USD	2026	8,921	—
Banco Bradesco S.A.	14,77% per annum	Brazil	2026	29,126	—
Itaú Unibanco S.A. – Nassau Branch	3,66% per annum	USD	2022	—	—
Total				78,671	146,594

Current				31,001	44,060
Non-current				47,670	102,534
The following table shows the changes in loans and borrowings during the year:

	2022	2021
Opening balance at January 1,	146,594	30,038

Funds from loans and borrowings	122,015	120,175
Payment of loans	(189,513)	(9,843)
Interest paid	(29,495)	(4,850)
Accrued interest	29,070	11,074

Closing balance at December 31,	78,671	146,594
On January 14, 2022, the Group entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024. This loan is secured by a standby letter of credit issued by Banco Santander (Brasil) S.A., as well as receivables from trade bills and financial investments.
On January 31, 2022, the Group entered into a loan agreement with Citibank, N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025. A swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (3.62% per annum) into an effective annual rate of CDI plus 5.16%. This loan is secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments. In addition, this loan is guaranteed by Semantix Participações. The loan was settled in the period of 2022.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
On March 4, 2022, the Group entered into a loan agreement with Banco Bradesco SA in the amount of R$30.0 million, with interest accrued at an annual rate equal to 14.77% per annum, maturing on March 4, 2026. The loan is guaranteed by receivables from trade notes and financial investments.
On March 7, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$2.0 million (R$10.0 million), with interest accruing at a rate per annum equal to 3.05% and maturing on February 18, 2026. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.
On May 19, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$8.1 million (R$40.0 million), with interest accruing at a rate per annum equal to 3.66% and maturing on November 21, 2022. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.66% per annum) into an effective annual rate of 19.71%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments. The loan was settled in the period of 2022.
Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group's financial covenants are set out in note 24.
Note 15. Deferred consideration, contingent liabilities and others
The breakdown of deferred consideration, contingent liabilities and others are as follows:

	2022	2021
Accounts payable from acquisition of subsidiaries (i)	29,814	4,959
Contingent liabilities (ii)	24,667	16,221
Contract liabilities	1,672	1,291
Onerous Contracts (iii)	—	7,772
Contingent consideration (iv)	3,248	—
Other liabilities	4,514	2,163
	63,915	32,406

Current	28,341	13,337
Non-current	35,574	16,487

(i)    From the total amount, R$27,500 is related to deferred consideration of the business combination of Zetta..Refer to note 6 (i).
(ii)     The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group. The change in contingent liabilities is solely comprised of an increase of R$6,719 on December 31, 2022. There were no reversals to the provisions during the period.
(iii)    The Group reversed the total amount recorded related to the provision of an onerous contract in the amount of $1.4 million in May 2021, with a third party from an unavoidable cost to acquire licenses which will be due in 2022. The provision was measured by the lowest cost to settle the liability. The Group concluded negotiation with this third party which resulted in the forgiveness of the amount owed and the reversion of the provision.
(iv)    The amount consists of contingent consideration related to the business combination of Zetta (refer to note 6 (i)).

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 16. Derivatives and hedge activities
The Group is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivatives instruments are foreign currency risk. The Group’s risk management strategy and how it is applied to manage risk are explained in note 24(b). Therefore, the derivative financial instruments are not speculative. See below the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, maturity date and index.

	2022	2021
Non-current assets
Swaps instruments before hedging	—	1,308
Total non-current derivative financial instrument assets	—	1,308

Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	2,554	—
Itaú Unibanco S.A. USD	972	—
Derivative warrants liabilities	2,886	—
Total non-current derivative financial instrument liabilities	6,412	—
The following amounts were recognized in profit or loss in relation to derivatives:

	2022	2021
Gain on derivative financial instruments	21,160	6,080
a) Derivative warrant liability
As part of the SPAC merger, each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share at an exercise price of $11.50 per share (“Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.
Upon the completion of the SPAC merger, there are 18,499,984 Semantix Warrants outstanding, of which 11,499,984 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by certain former Alpha shareholders ("Private Placement Warrants").
Public Warrants
The Public Warrants became exercisable on September 2, 2022 and will expire on the earlier of August 3, 2027 or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of December 31, 2022, which was R$5.21 per share.
Private Placement Warrants
The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Alpha shareholders or its permitted transferees:
(i)will not be redeemable by the Company,
(ii)may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022,
(iii)may be exercised by the holders on a cashless basis, and
(iv)will be entitled to registration rights.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The fair value of Private Placement Warrants was determined using the market trading price as at December 31, 2022, which was R$5.21 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Semantix ordinary share for the same price with the same exercisable period).
The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial recognition at August 3, 2022	17,576	10,698	28,274
Change in fair value	(15,781)	(9,606)	(25,387)
Balance at December 31, 2022	1,795	1,092	2,886

b) Derivatives designated as hedging instruments
Cash flow hedges - Foreign currency risk
During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non deliverable forward "NDF") with Itau and Citibank (see note 14) that was elected as hedging instruments.
The cash flow hedge strategies of the Group consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

					2022
	Hedge item			Hedge instrument
	Book value
	Assets	Liabilities	Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
Strategies
Interest rate and foreign exchange risk
Swap-NDF	—	21,010	1,507	27,188	(2,831)
Total	—	21,010	1,507	27,188	(2,831)
There was no ineffectiveness during 2022 in relation to the cash flow hedge.
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
Change in fair value of hedging instrument recognized in OCI	3,341
Closing balance as of December 31, 2022	3,341
For the year ended December 31, 2022, the swap contract that was designated as a hedging instrument was settled and the amount of R$1,292 previously accumulated in Other comprehensive income was reclassified to profit or loss, presented in financial income and expenses.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 17. Equity
a)    Share capital
The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger consummated on August 3, 2022:

Ordinary authorized and issued shares	Number of shares	Share capital	Additional Paid-in Capital
As of January 1, 2020 (pre-recapitalization)	1,623	55,798	—
Add: Capital contribution	65	65	—
Less: Conversion	(45)	(45)	—
Subtotal	1,643	55,818
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	—	—
As of December 31, 2020 (recapitalized)	62,000	55,818	—

As of January 1, 2021 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	—	—
As of December 31, 2021 (recapitalized)	62,000	55,818	—

As of January 1, 2022 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	(55,490)	55,490
Total - recapitalized	62,000	328	55,490
Acquisition of Alpha**	18,492	98	817,281
As of December 31, 2022	80,492	425	872,771
*    In connection with the SPAC merger, each of the Semantix Tecnologia shareholders contributed their ordinary and preferred shares into the Company in exchange for Semantix ordinary shares. In addition, each outstanding vested option to purchase Semantix Tecnologia class A preferred shares were “net exercised” in full and such net number of Semantix Tecnologia class A preferred shares was converted into a number of Semantix ordinary shares in accordance with the Exchange Ratio. Semantix Tecnologia’s shareholders were issued million new ordinary shares of Semantix in exchange for the 1.6 million outstanding ordinary and preferred Semantix Tecnologia shares in accordance with the Exchange Ratio.
**    All Alpha ordinary shares outstanding were exchanged into Semantix ordinary shares. New shares were issued for an aggregate subscription price equal to the net asset value of Alpha as of August 3, 2022 (i.e., cash received from Alpha’s cash held in the Trust account of R$179,037, cash received from certain private investors through Alpha of R$494,826 less the fair value of the Semantix Warrants and certain transaction costs incurred, totaling R$615,634), transaction expenses incurred by Semantix of R$13,826 and the Listing Expense of R$215,570 (refer to note 6 (ii) for more detail). The composition of the shares issued is as follows:

Share Class	Quantity of shares
Public shares	3,377,561
Founder shares	5,750,000
PIPE shares	9,364,500
Total	18,492,061
(i) Ordinary shares
The ordinary shares have a par value of $0.001 and are entitled to one vote per share in the Company’s deliberations.
b) Capital reserve and stock repurchase plan
The Group operates equity-settled stock option plan that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 19 for more details.
On November 22, 2022 the Board of Directors approved a Stock Repurchase Plan. Under the plan, Semantix, Inc. may repurchase up to US$5 million of ordinary shares of the Company over period of one year. As of December 31, 2022, the company purchased 112,000 shares in a total amount of US$95 (equivalent to R$508 thousand), which were acquired at an average price of US$0.85 per share, with prices ranging from US$0.68 to US$0.98.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c) Other comprehensive income
Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while these financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.
Note 18. Non-controlling shareholders
The interest attributable to non-controlling shareholders was calculated based on the percentage of 50% on the total shareholders equity of Tradimus.
Set out below is summarized financial information for NCI that are material to the Group:

Summarised statement of financial position	Tradimus
	2022	2021
Current assets	5,677	4,529
Current liabilities	(1,006)	(464)
Current net assets	4,671	4,065

Non-current assets	6,280	9,987
Non-current liabilities	(2,660)	(2,478)
Non-current net assets	3,620	7,509

Net assets	8,291	11,574

Accumulated NCI	4,146	5,787

Summarised statement of comprehensive income	Tradimus
	2022	2021
Revenue	3,016	2,220
Profit / (loss) for the year	2,876	(979)

Loss allocated to NCI	(1,438)	(360)
Transactions with non-controlling interests
Tradimus
•On December 30, 2020, Tradimus and Excella Gestão de Saúde Population Ltda. (“Excella”), a subsidiary of Caledonia S.A., a third-party health service management company, entered into a contract pursuant to which Excella undertook the obligation to invest at the minimum R$10.0 million in Tradimus, subject to the fulfillment of certain conditions. On March 5, 2021, this investment was approved by the Brazilian antitrust regulator. On May 26, 2021, Excella became a shareholder of Tradimus, holding a 50.0% stake, thus effectively diluting Semantix’s stake in Tradimus. As of December 31, 2021, the Group has received R$5.0 million which correspond to the 50% of the total investment. The remaining 50% will be received in 2022 as agreed by the Group and Excella.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 19. Stock option plan
During 2021, The Board of Directors approved the “Option Plan” that provides share-based compensation to selected directors and employees as an equity-settled stock-option plan. The plan includes options to 45,000 preferred shares from the Company.
The fair value of the share-based compensation plan was estimated through the use of the Black & Scholes Model with the following assumptions:
•Expected exercise: Represents the period in which the compensation related to the Option Plan should remain outstanding and was based on the average of the earliest date at which an option could be exercised which is the end of the vesting period and the date of the contractual life.
•Expected volatility: Expected volatility between 60% and 55% using historical and implied stock price volatility from guideline companies, adjusted for size and leverage.
•Risk-free interest rate: The risk free interest rate used on the model was calculated based on Brazil Sovereign Curve. The risk free used was 6.9% and 8.1%.
•Exercise price: The exercise price is defined by the Board of Directors for each grant.Value of the underlying asset: The Value of the Underlying Asset (in this case, the shares issued by the Company) is measured using the implied per share value based on a total equity value of US$620 million.
The exercise of the options granted is subject to the minimum vesting periods of 3 years as detailed below:
•25% of the options as from 12 months after the execution of the option contract;
•30% of the options after 24 months since the execution of the option contract;
•45% of the options after 36 months after the execution of the option contract, until reaching 100% (total).
The options granted under this plan are personal and non-transferable, whether or not the vesting periods have elapsed. The holder of the option has a maximum period of 5 years to exercises its options.
The expense related to the share-based payments plan for the year ended December 31, 2022 was R$4,025 (2021—R$7,757, in addition with R$6,442 related to the acquisition of LinkAPI) with its corresponding entry to shareholders’ equity.
Set out below are summaries of options granted under the plan:

	Number of Options (thousand)	Weighted average exercise price
At December 31, 2020	15	14.83
Options Granted	10	220.38
At December 31, 2021	25	93.26
Forfeited(i)	(10)	186.92
Exercised(ii)	(5)	54.57
At December 31, 2022	10	25.19
(i)    This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.
(ii)    Exercise of vested options by participants in the Stock Option Plan, in accordance with the Plan’s predetermined rules. For the period ended December 31, 2022, the Group received R$276 regarding the exercise of 5,063 options.
As of December 31, 2022, there were 14,300 options granted of which 6,760 options were vested and 7,540 options were unvested (December 31, 2021 - 24,900 granted options of which 3,850 were vested and 21,050 were unvested).

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
As of December 31, 2022, there was R$6,774 (December 31, 2021 - R$14,289), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.
Note 20. Revenues
a)Disaggregation of revenue from contracts with customers
The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines are as follows:

	2022	2021	2020
Third-party software	176,714	139,726	86,588
Deductions on third-party software	(15,952)	(8,421)	(5,373)
Revenue from Third-party software	160,762	131,305	81,215

AI & data analytics services	49,786	43,392	38,157
Deductions on AI & data analytics services	(3,688)	(2,852)	(2,482)
Revenue from AI & data analytics services	46,098	40,540	35,675

Proprietary software as a service (SaaS)	58,316	42,536	6,220
Deductions on proprietary software as a service (SaaS)	(3,392)	(2,786)	(374)
Revenue from proprietary software as a service (SaaS)	54,924	39,750	5,846

Other revenue	331	69	803
Deductions on Other revenue	(22)	(5)	(86)
Other revenue	310	64	717
Total revenue	262,094	211,659	123,453
b)Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	2022	2021	2020
Current contract assets relating to third-party software	95,871	15,102	2,071
Total contract assets	95,871	15,102	2,071

Contract liabilities relating to SaaS	1,672	1,291	1,847
Total contract liabilities	1,672	1,291	1,847
c)Disaggregation by geographic location
(i)Segment revenue by region

	2022	2021	2020
Brazil	237,004	186,279	96,929
Latin America (other than Brazil)	24,762	16,984	13,819
United States of America	328	8,396	12,705
Total	262,094	211,659	123,453

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
For the year ended December 31, 2022, 39% of the revenue is represented by six of our major clients (six clients represents 40% of the Group's revenue the year ended December 31, 2021, and seven clients represents 48% of the Group’s revenue the year ended December 31, 2020).
(ii)Segment non-current assets by region
From the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of December 31, 2022 (2021- 100% at Brazil).
Note 21. Costs and expenses by nature
The operating costs and expenses by nature incurred for the years 2022 , 2021 and 2020 are as follows:

	2022	2021	2020
Personnel	149,513	97,561	57,810
IT and hosting expenses	12,491	6,386	3,870
Transaction Expense (i)	248,768	—	—
Outsourced services	33,282	26,637	5,991
Traveling	2,806	123	449
Depreciation and amortization	17,816	7,950	2,308
Facilities	16,024	10,557	3,805
Licenses held for sale write-off	—	1,681	—
Expected losses	14,735	8,950	472
Accounts receivable write-off	585	9,415	—
Cost of third party licenses sold	111,642	92,493	65,738
Tax expenses	4,640	1,473	709
Onerous contract (reversion)/provision (ii)	(7,772)	7,745	—
Write-off of creditor invoice (iii)	(4,300)	—	—
Other	12,758	1,823	305
Total	612,988	272,794	141,457

(-) Cost of services provided	31,685	26,673	17,150
(-) Cost of sales of goods	111,642	98,781	68,322
(-) Sales and marketing expenses	70,355	36,693	14,288
(-) General and administrative expenses	115,544	81,522	33,082
(-) Research and development	33,160	19,920	7,876
(-) Listing expenses (i)	215,570	—	—
(-) Other expenses (i)	35,032	9,205	739
Total	612,988	272,794	141,457
(i)    This represents expenses related to the SPAC merger, corresponding to R$215,570 related to the Listing Expenses and R$ 33,198 related to non-capitalized expense in year ended December 31, 2022. Please refer to note 6 (ii) for more details on the SPAC merger.
(ii)    Refers to one onerous contract recognized in May 2021 that was reverted in 2022, please refer to note 15 for more details.
(iii)    In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately $800 thousand, corresponding to R$4,301.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 22. Financial income and expenses

	2022	2021	2020
Interest income from financial assets	23,115	1,912	479
Foreign exchange gains	6,185	3,215	2,124
Fair value of derivative financial instrument	—	1,308	—
Gains from fair value of derivative financial instruments	25,660	—	—
Other financial income	2	93	7
Total financial revenues	54,962	6,528	2,610

Foreign exchange losses	(2,725)	(7,196)	(3,219)
Losses from fair value of derivative financial instruments	(4,500)	—	—
Interest on loans	(29,070)	(11,074)	(927)
Interest on leases	(278)	(266)	(287)
Other financial expenses	(5,969)	(2,972)	(219)
Total financial expenses	(42,542)	(21,508)	(4,652)
		—
Financial result	12,420	(14,980)	(2,042)

Note 23. Related parties
Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Key management compensation
Key management personnel include all group directors. The compensation paid or to be paid to key management personnel is as follows:

	2022	2021	2020
Short-term compensation (salaries and social charges)	8,199	6,343	3,638
Long-term incentive (stock option plan)	864	1,170	604
	9,063	7,513	3,638
Other than the above, there were no reportable transactions between the Group and members of the key management personnel and their close family members during the year ended December 31, 2022, 2021 and 2020.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 24. Financial instruments by categories
a)Classification of financial instruments
The classification of financial instruments measured at amortized cost is presented in the following table:

	2022			2021
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities
Assets
Financial investments	338,020	—	—	52,149	—	—
Trade receivables, contract assets and other, net	—	43,675	—	—	36,525	—

Liabilities
Suppliers	—	—	74,621	—	—	53,951
Deferred consideration, contingent liabilities and others	—	—	63,915	—	—	31,115
Lease liabilities	—	—	2,433	—	—	3,344
Loans and borrowings	—	—	78,671	—	—	146,594

Total	338,020	43,675	219,640	52,149	36,525	235,004
Using the discounted cash flow method, the Company calculated a fair value of 67,853 for the loans for December 31, 2022 (December 31,2021 - R$126,092). The difference between the amount presented in the financial statements at amortize cost and the fair value calculated based on discounted cash flows is due to the increase in the Brazilian basic interest rate (SELIC) which rose from 10.75% in January 2021 to 13.75% by December 2022. The discount rate used was 0.90% per month for fixed-rate loans and 0.90% for floating-rate loans. The calculation of discount rates was determined from loan agreements obtained by the Company for December 2022 in order to represent a reflection of the market as of the balance sheet date.
The fair value of the Company’s other financial liabilities and financial assets is close to or equal to the amortized cost.
Derivative financial instruments
During 2022 and 2021, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap) with Itau and Citibank (see note 14). Therefore, they are not speculative. There is no fair value of the derivatives financial instruments as of December 31, 2022.
The following amounts were recognized in profit or loss in relation to derivatives:

	2022	2021	2020
Gain on derivative financial instruments	4,228	1,308	—
Gain on derivative warrants liabilities	25,387	—	—
b)Financial risk management
Financial risk factors
The Group's activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group's global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.
(i)Market risk
(a)Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange currency risk arising from exposures to some currencies other than the functional currency.
The following table shows the balance in other currency translated into Brazilian reais:

	2022			2021
	COP	MXN	USD	USD	MXN	USD
Trade receivables and other, net	2,146	11,852	—	2,353	3,061	—
Trade and other payables	(550)	(10,123)	(44,067)	(492)	(4,288)	(7,635)
The aggregate net foreign exchange losses recognized in the consolidated statement of profit or loss were:

	2022	2021	2020
	BRL	BRL	BRL
Total net foreign exchange (losses) recognized in profit before income tax for the period	3,460	(3,981)	(1,095)
Sensitivity
As of December 31, 2022 and 2021, the sensitivity analysis was carried out on the balances exposed to the effects of foreign exchange variation, based on the expectation of currency variation as disclosed by the Brazilian Central Bank.
A change in exchange rate at the reporting date would have increased (decreased) the balance by the amounts shown below:

	2022			2021
	COP	MXN	USD	COP	MXN	USD
Increase in exchange rate in 10%	1,755	1,901	(48,473)	2,407	(1,350)	(8,398)
Decrease in exchange rate in 10%	1,436	1,556	(39,660)	1,675	(1,105)	(6,871)
(b)Interest rate risk
The interest risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.
The main exposure of the Group to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI (Interbank Deposit Certificates) rate of Brazil. Our investments are made for capital preservation purposes and the Group does not go into investments for trading or speculative purposes. The Group’s trade receivables, accounts payable and other liabilities do not bear interest.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The following table summarizes the Group´s financial instruments exposed to an interest rate risk:

Loan and Financing	Book value	Interest rate risk
Itaú Unibanco S.A. – Nassau Branch	12,061	12.28%
Banco BMG S.A.	3,130	6.32%
Itaú Unibanco S.A.	433	CDI + 12.15% per annum
Banco Santander S.A.	25,000	CDI+5.98% per annum
Itaú Unibanco S.A. – Nassau Branch	8,921	CDI + 3.53% per annum
Banco Bradesco S.A.	29,126	CDI + 14.77% per annum
Total	78,671
The Group performed a sensitivity analysis regarding the exposure to the interest rate to which the financial instruments are exposed on December 31, 2022 . As a premise, impacts of 10% upwards and downwards were adopted. As a result, interest expenses would be impacted as follows:

			Basic interest rate shock
Type	Rate risk	Amount	+ 10%	- 10%
Loans and financing(i)	CDI	3,130	(29,070)	29,070

(i)    This include two loans contracted fixed rate in Euro and USD and swapped to CDI in Reais.
Credit risk
Credit risk is managed corporately. Credit risk stems from cash and cash equivalents, deposits in banks and other financial institutions, as well as credit exposures to clients, including open accounts receivable and committed transactions. If customers are classified by independent agency, these classifications are used. If there is no independent rating, the credit analysis area evaluates the credit quality of the customer, taking into account their financial position, past experience and other factors. Individual risk limits are determined on the basis of internal or external classifications according to the limits determined by the Board of Directors. The use of credit limits is monitored regularly.
No credit limit was exceeded during the year, and management does not expect any loss arising from default stems from these counterparties higher than the amount already provisioned.
A default on a financial asset is when the counterparty fails to make contractual payments within 60 days of when they fall due.
Expected credit losses
The average credit period on contract with customers is 30 to 60 days. No interest surcharge is made on commercial accounts receivable.
The Group assessed the quantitative outcome of the provision matrix and added qualitative management overlays to arrive at Management’s best estimate for ECL to be recognized.
(ii)Liquidity risk
The cash flow forecast is carried out by the Finance Department. This department monitors the Group's ongoing forecasts of liquidity requirements to ensure that it has sufficient cash to meet operational needs. It also maintains sufficient free space on its committed credit lines available at any time so that the Group does not break the limits or clauses of the loan (where applicable) on any of its credit lines. This forecast takes into account debt financing plans, compliance with clauses and compliance with the internal goals of the statement of financial position quotient.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
Non-derivatives
Trade payables	74,621	—	—		74,621	74,621
Loans and Borrowings	39,053	36,093	20,979		96,125	78,671
Lease liabilities	1,470	883	373		2,726	2,433
Total non-derivatives	115,144	36,976	21,352	—	173,472	155,725

At December 31, 2021
Non-derivatives
Trade payables	53,951	—	—	—	53,951	53,951
Loans and Borrowings	53,285	55,378	41,421	17,130	167,214	146,594
Lease liabilities	1,288	1,365	900	333	3,886	3,344
Total non-derivatives	108,524	56,743	42,321	17,463	225,051	203,889
The excess cash held, in addition to the balance required for the management of current capital, is transferred to investments in bank accounts with interest, term deposits, short-term deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined by the above-mentioned forecasts.
c)Capital management
The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.
In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.
In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets.
The Group monitors capital based on the net cash / net debt.
The Group’s strategy is to keep a positive net cash.
Financial covenants
On December 31, 2022, the amount of contracts under financial covenants is R$37,494 (December 31, 2021—R$78,796). The Group has complied with these contract conditions as of December 31, 2022, see note 14.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.
d)Recognized fair value measurements
Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group measures financial instruments such as certain financial liabilities and derivatives at fair value at each balance sheet date.
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price, these instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:
•Swap: These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.
•Derivatives warrants liabilities: the warrant liabilities issued by Semantix, as part of the capital reorganization, contain features that qualify as embedded derivatives. The fair value of Public Warrants and Private Warrants have been measured based on the listed market price of such warrants.
•Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.
All of the resulting fair value estimates are included in level 2, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2022
Financial Liabilities	Level 1	Level 2	Level 3

Derivative warrants liabilities (i)	2,886	—	—
Contingent consideration from acquisition of Zetta	—	—	3,248
Hedging instruments	—	3,526	—
	2021
Financial Liabilities	Level 1	Level 2	Level 3
Derivatives financial instruments	—	1,308	—
As of December 31, 2022 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 15.14% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$492. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2022 was not material.
There were no transfers between levels 1 and 2 for recurring fair value measurements during the year.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2022, the Group had no transfers between Level 2 and Level 3.

Semantix Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.
Note 25. Losses per share
Basic losses per share is calculated by dividing profit attributable to Company shareholders by the weighted average number of common shares available during the fiscal year. Diluted losses per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
Since the Group reported a loss for 2022 and 2021, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.
The tables below show data of income and shares used in calculating basic and diluted earnings per share attributable to the ordinary equity holders of the Company:

	2022	2021	2020
Loss for the year	(328,392)	(68,188)	(19,434)
Weighted average number of common outstanding shares¹	69,755	62,000	62,000
Basic and diluted losses per share (R$)	(4.71)	(1.10)	(0.31)

1.     Share data have been revised to give effect to the share split as explained in Note 17. Equity
Note 26. Subsequent events
(i) Acquisiton of Elemeno
On January 4, 2023, Semantix entered into an agreement, through its for the acquisition of 100% of total share capital of Elemeno Inc. (“Elemeno”), a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence. Elemeno specifically aims to automate the development, deployment, and management of machine learning (ML) software with an easy-to-use interface and, in so doing, accelerate artificial intelligence adoption for businesses and organizations. Semantix expects the acquisition of Elemeno to complement and enhance its flagship proprietary platform, the Semantix Data Platform (SDP), and specifically strengthen SDP’s MLOps suite. The transaction was structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix. On February 21, 2023, the acquisition was consummated.
This acquisition is not considered material for Semantix consolidated financial statements. The purchase price is mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Group considering the recent date of acquisition as of the date of these consolidated financials statements. The results of these operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s consolidated statements of profit or loss. Therefore, the consolidated financial statements do not include this information.